BABYLON LTD.

September 19, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549

Attn:	Maryse Mills-Apenteng – Special Counsel Jan Woo – Staff Attorney

Re:	Babylon Ltd. Registration Statement on Form F-1 (File No. 333-184768)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Babylon Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-184768) together with all exhibits and amendments thereto, which was initially filed on November 5, 2012 (the “Registration Statement”).

The Company is currently pursuing a potential strategic transaction and has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at shanit@babylon.com or via facsimile at 011 972-3-7604755, with a copy to Colin Diamond of White & Case LLP, via email at cdiamond@whitecase.com or via facsimile at (212) 354-8113.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact Colin Diamond of White & Case LLP by telephone at (212) 819-8754. Thank you for your attention to this matter

Very truly yours,

BABYLON LTD.

By: /s/ Shanit Peer Tsfoni
Name: Shanit Peer Tsfoni
Title: Chief Financial Officer

cc:     Colin Diamond, White & Case LLP